UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Country Style Cooking

Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

c/o Country Style Cooking Restaurant Chain Co., Ltd.

No. 19 Yunshan South Road, Yubei District,

Chongqing, Chongqing

The People’s Republic of China

Phone:+86-23-8866-8866

Sky Success Venture Holdings Limited

Zhiyun Peng

Jinjing Hong

Liping Deng

Zhiyong Hong

c/o Sky Success Venture Holdings Limited

13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.
Will Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central
Hong Kong
Phone: +852 3740-4700

August 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*              This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Ms. Hong Li, Mr. Xingqiang Zhang and Regal Fair Holdings Limited, with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd., a Cayman Islands Company (the “Company”). The Ordinary Shares beneficially owned by Ms. Hong Li, Mr. Xingqiang Zhang and Regal Fair Holdings Limited were previously reported on Schedule 13G filed by Ms. Hong Li, Mr. Xingqiang Zhang and Regal Fair Holdings Limited on February 14, 2011, as amended by amendments thereto.

This Schedule 13D further represents Amendment No. 4 to the statement on Schedule 13D filed by Sky Success Venture Holdings Limited and Messrs. Zhiyun Peng, Jinjing Hong, Liping Deng and Zhiyong Hong with the Securities and Exchange Commission (the “Commission”) on October 28, 2013, as amended by amendments thereto (the “Original Sky Success Schedule 13D”). Except as amended and supplemented hereby, the Original Sky Success Schedule 13D remains in full force and effect.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109	Page	2	of	20	Pages

1	NAMES OF REPORTING PERSONS Hong Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,000 ordinary shares
	8	SHARED VOTING POWER 44,522,148 ordinary shares
	9	SOLE DISPOSITIVE POWER 109,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 44,522,148 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	3	of	20	Pages

1	NAMES OF REPORTING PERSONS Xingqiang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,000 ordinary shares
	8	SHARED VOTING POWER 44,522,148 ordinary shares
	9	SOLE DISPOSITIVE POWER 101,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 44,522,148 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,732,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	4	of	20	Pages

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,522,148 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,522,148 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,522,148 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	5	of	20	Pages

1	NAMES OF REPORTING PERSONS Sky Success Venture Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	22238M109	Page	6	of	20	Pages

1	NAMES OF REPORTING PERSONS Zhiyun Peng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,424,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	7	of	20	Pages

1	NAMES OF REPORTING PERSONS Jinjing Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	8	of	20	Pages

1	NAMES OF REPORTING PERSONS Liping Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	9	of	20	Pages

1	NAMES OF REPORTING PERSONS Zhiyong Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,384,544 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,384,544 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,384,544 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	22238M109	Page	10	of	20	Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company, whose principal executive offices are located at No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing four Ordinary Shares of the Company, are listed on the New York Stock Exchange under the symbol “CCSC.”

Item 2. Identity and Background.

This statement is being filed jointly on behalf of Ms. Hong Li (“Ms. Li”), Mr. Xingqiang Zhang (“Mr. Zhang”), Regal Fair Holdings Limited (“Regal Fair”), Sky Success Venture Holdings Limited (“Sky Success”), Mr. Zhiyun Peng (“Mr. Peng”), Mr. Jinjing Hong, Mr. Liping Deng (“Mr. Deng”) and Mr. Zhiyong Hong (Ms. Li, together with Mr. Zhang, Regal Fair, Sky Success, Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong, the “Reporting Persons,” and each, a “Reporting Person”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

Ms. Li is a citizen of the People’s Republic of China. Ms. Li is the chairwoman of the board of directors of the Company. Ms. Li’s business address is c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

Mr. Zhang is a citizen of the People’s Republic of China. Mr. Zhang is the chief executive officer, chief operating officer, acting chief financial officer and a director of the Company. Mr. Zhang’s business address is c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

Regal Fair is a British Virgin Islands company jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair. Regal Fair solely engages in investment holdings. The business address of Regal Fair is c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Regal Fair are set forth on Schedule A-1 hereto and are incorporated herein by reference.

Sky Success is a British Virgin Islands company jointly owned and controlled by Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong. The principal business of Sky Success is investment holding. The business address of Sky Success is 13F, No.609, Yunling East Road, Putuo District, Shanghai, China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Sky Success are set forth on Schedule B-1 hereto and are incorporated herein by reference.

CUSIP No.	22238M109	Page	11	of	20	Pages

Mr. Peng is a citizen of the People’s Republic of China. Mr. Peng is a director of the Company, a director of Sky Success and the general manager of Shanghai Novich Venture Investment Co., Ltd. Mr. Peng’s business address is 13F, No.609, Yunling East Road, Putuo District, Shanghai, China.

Mr. Jinjing Hong is a citizen of the People’s Republic of China. Mr. Jinjing Hong is the supervisor of Shanghai Novich Venture Investment Co., Ltd. Mr. Jinjing Hong’s business address is Building 19, No.599 Lane, Yunling East Road, Putuo District, Shanghai, China.

Mr. Deng is a citizen of the People’s Republic of China. Mr. Deng is the chairman of Shanghai Novich Venture Investment Co., Ltd., the principal business of which is investment. Mr. Deng’s business address is Suite 303 DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Shanghai, China.

Mr. Zhiyong Hong is a citizen of the People’s Republic of China. Mr. Zhiyong Hong is a director of Shanghai Novich Venture Investment Co., Ltd. Mr. Zhiyong Hong’s business address is 13F, No.609, Yunling East Road, Putuo District, Shanghai, China.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 or Schedule B-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons. The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On August 14, 2015, Ms. Li, Mr. Zhang and Sky Success together submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of outstanding Ordinary Shares of the Company other than Ordinary Shares owned by Ms. Li, Mr. Zhang and Sky Success or their respective affiliates for cash consideration equal to US$5.23 per ADS of the Company.

CUSIP No.	22238M109	Page	12	of	20	Pages

On August 24, 2015, Ms. Li, Mr. Zhang and Sky Success (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Ordinary Shares of the Company other than Ordinary Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to, without each other’s prior written consent, (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Ordinary Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Ordinary Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members have agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Ordinary Shares of the Company owned by her/him/it or her/his/its affiliates to Holdco. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

CUSIP No.	22238M109	Page	13	of	20	Pages

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which have been filed as Exhibit B and Exhibit C hereto, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares beneficially owned by each other Reporting Person.

The 44,732,148 Ordinary Shares beneficially owned by Ms. Li comprise (i) 44,522,148 Ordinary Shares beneficially owned by Regal Fair, a British Virgin Islands company jointly owned and controlled by Ms. Li and Mr. Zhang, (ii) 109,000 restricted shares held by Ms. Li that have vested or will vest within 60 days of August 14, 2015 and (iii) 101,000 restricted shares held by Mr. Zhang that have vested or will vest within 60 days of August 14, 2015. Ms. Li and Mr. Zhang are wife and husband, and as such, each of them may be deemed to beneficially own Ordinary Shares held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The 44,732,148 Ordinary Shares beneficially owned by Mr. Zhang comprise (i) 44,522,148 Ordinary Shares beneficially owned by Regal Fair, a British Virgin Islands company jointly owned and controlled by Mr. Zhang Li and Mr. Zhang, (ii) 101,000 restricted shares held by Mr. Zhang that have vested or will vest within 60 days of August 14, 2015 and (iii) 109,000 restricted shares held by Ms. Li that have vested or will vest within 60 days of August 14, 2015. Ms. Li and Mr. Zhang are wife and husband, and as such, each of them may be deemed to beneficially own Ordinary Shares held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The 17,424,544 Ordinary Shares beneficially owned by Mr. Peng comprise (i) 17,384,544 Ordinary Shares including 11,106,692 Ordinary Shares represented by ADSs, which are beneficially owned by Sky Success, a British Virgin Islands company jointly owned and controlled by Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong and (ii) 40,000 restricted shares held by Mr. Peng that have vested or will vest within 60 days of August 14, 2015.

CUSIP No.	22238M109	Page	14	of	20	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 107,524,753 Ordinary Shares outstanding as of April 1, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 20, 2015.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 and Schedule B-1 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 and Schedule B-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 and Schedule B-1, has effected any transaction in the Ordinary Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xingqiang Zhang, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and Messrs. Zhiyun Peng, Jinjing Hong, Liping Deng and Zhiyong Hong.

CUSIP No.	22238M109	Page	15	of	20	Pages

B	Proposal Letter dated August 14, 2015 from Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited, to the board of directors of the Company.

C	Consortium Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited.

CUSIP No.	22238M109	Page	16	of	20	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2015

/s/ Hong Li
Hong Li

/s/ Xingqiang Zhang
Xingqiang Zhang

Regal Fair Holdings Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Sky Success Venture Holdings Limited

	By:	/s/ Zhiyun Peng
	Name:	Zhiyun Peng
	Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/ Liping Deng
Liping Deng

/s/ Zhiyong Hong
Zhiyong Hong

CUSIP No.	22238M109	Page	17	of	20	Pages

SCHEDULE A-1

Directors and Executive Officers of Regal Fair Holdings Limited

Name	Position with Regal Fair Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Hong Li	Director	Chairwoman of Country Style Cooking Restaurant Chain Co., Ltd.	c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.	PRC

Xingqiang Zhang	Director	Chief Executive Officer, Chief Operating Officer, Acting Chief Financial Officer and Director of Country Style Cooking Restaurant Chain Co., Ltd.	c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.	PRC

CUSIP No.	22238M109	Page	18	of	20	Pages

SCHEDULE B-1

Directors and Executive Officers of Sky Success Venture Holdings Limited

Name	Position with Sky Success Venture Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Zhiyun Peng	Joint owner and director of Sky Success	the General Manger of Shanghai Novich Venture Investment Co., Ltd.	c/o Sky Success Venture Holdings Limited 13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China	PRC

Jinjing Hong	Joint owner of Sky Success	the Supervisor of Shanghai Novich Venture Investment Co., Ltd.	Building 19, No.599 Lane, Yunling Road, Putuo District, Shanghai, People’s Republic of China	PRC

Liping Deng	Joint owner of Sky Success	the Chairman of Shanghai Novich Venture Investment Co., Ltd.	Suite 303 DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Shanghai, China	PRC

Zhiyong Hong	Joint owner of Sky Success	the Director of Shanghai Novich Venture Investment Co., Ltd.	13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China	PRC

CUSIP No.	22238M109	Page	19	of	20	Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value US$0.001 per share, of Country Style Cooking Restaurant Chain Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

CUSIP No.	22238M109	Page	20	of	20	Pages

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 24, 2015.

/s/ Hong Li
Hong Li

/s/ Xingqiang Zhang
Xingqiang Zhang

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name:	Hong Li
Title:	Director

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name:	Zhiyun Peng
Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/ Liping Deng
Liping Deng

/s/ Zhiyong Hong
Zhiyong Hong

Exhibit B

August 14, 2015
The Board of Directors
Country Style Cooking Restaurant Chain Co., Ltd.
No. 19 Yunshan South Road
Yubei District, Chongqing
People's Republic of China
The People's Republic of China

Dear Sirs:

Ms. Hong Li, Co-Founder and Chairwoman of the Board of Directors of Country Style Cooking Restaurant Chain Co., Ltd. (the "Company"), Mr. Xingqiang Zhang, Co-Founder, Chief Executive Officer and director of the Company and Sky Success Venture Holdings Limited (together, the "Buyer Group") are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of the Company not beneficially owned by the Buyer Group in a going-private transaction (the "Acquisition"). Our proposed purchase price for each American depositary share of the Company ("ADS", each representing four Shares) is $5.23 in cash. The Buyer Group and their respective affiliates beneficially own approximately 56.9% of all the issued and outstanding Shares of the Company.

We believe that our proposal provides an attractive opportunity for the Company's shareholders. Our proposed purchase price represents a premium of approximately 18.9% to the closing trading price of the Company's ADSs on August 13, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition. The contemplated consortium agreement will obligate the Buyer Group members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.	Purchase Price. The consideration payable for each ADS will be $5.23 in cash, or $1.3075 in cash per Share (in each case other than those ADSs or Shares beneficially owned by members of the Buyer Group or their affiliates that will be rolled over in connection with the Acquisition).

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided from the Buyer Group members and any additional members we accept into the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Ms. Li, Mr. Zhang and Sky Success Venture Holdings Limited in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition.
In considering our offer, you should be aware that the Buyer Group is interested only in acquiring the outstanding Shares that members of the Buyer Group and their respective affiliates do not already beneficially own, and that the Buyer Group does not intend to sell their stake in the Company to any third party.

7.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.
In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

/s/ Hong Li

Ms. Hong Li

/s/ Xingqiang Zhang

Mr. Xingqiang Zhang

Sky Success Venture Holdings Limited

By: /s/ Zhiyun Peng

Name: Zhiyun Peng
Title: Director

Exhibit C

CONSORTIUM AGREEMENT

among

HONG LI

XINGQIANG ZHANG

and

SKY SUCCESS VENTURE HOLDINGS LIMITED

Dated as of August 24, 2015

- i -

Section 10.11	Remedies	11
Article XI Definitions and Interpretation		11
Section 11.01	Definitions	11
Section 11.02	Statutory Provisions	14
Section 11.03	Recitals and Schedules	14
Section 11.04	Meaning of References	14
Section 11.05	Headings	14
Section 11.06	Negotiation of the Agreement	14
Schedule A Existing Share Ownership		1
Schedule B Adherence Agreement		1

- ii -

THIS CONSORTIUM AGREEMENT (the “Agreement”) is made as of August 24, 2015, among (a) Hong Li (“Ms. Li”), (b) Xingqiang Zhang (“Mr. Zhang”), and (c) Sky Success Venture Holdings Limited (“Sky Success”). Each of Ms. Li, Mr. Zhang and Sky Success is referred to herein as a “Party” and collectively as the “Parties.”

All defined terms used but not defined in the first place they appear in the Agreement are defined under Article XI hereof.

WHEREAS, the Parties propose to form a consortium (the “Consortium”) to undertake a transaction (the “Transaction”) to acquire Country Style Cooking Restaurant Chain Co., Ltd. (the “Target”) which would result in a delisting of the Target from the New York Stock Exchange (the “NYSE”) and deregistering the Target under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as part of the Transaction, the Parties propose to incorporate a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to incorporate a direct or indirect wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands. At the Closing, the Parties intend that (a) Merger Sub will be merged with and into the Target (the “Merger”), with the Target being the surviving company (the “Surviving Company”) and becoming a direct, wholly-owned subsidiary of Holdco, (b) each outstanding Target Ordinary Share, other than the Rollover Shares (as defined below), will be cancelled in consideration for the right to receive the merger consideration per Target Ordinary Share to be set forth in the Merger Agreement (as defined below) (the “Merger Consideration”); and (c) all remaining Target Ordinary Shares held by the Parties or their respective affiliated investment vehicles, in each case as specified in Schedule A (collectively, the “Rollover Shares”) will be surrendered and cancelled for no consideration or contributed to Holdco for no consideration (subject to any exceptions to be agreed between the Parties);

WHEREAS, on August 14, 2015, Ms. Li, Mr. Zhang and Sky Success submitted a non-binding proposal (the “Proposal”) to the Target’s board of directors in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, including conducting due diligence, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of the Documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of independent and disinterested directors of the Target), including an agreement and plan of merger among Holdco, Merger Sub and the Target in the form to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the board of directors of the Target.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I

Holdco Ownership; Additional consortium Members

Section 1.01         Holdco Ownership and Arrangements.

(a)          Prior to the execution of the Merger Agreement, the Parties shall (i) incorporate Holdco and shall cause Holdco to incorporate Merger Sub, and (ii) negotiate in good faith and use reasonable best efforts to agree upon the terms of the memorandum and articles of association of each of Holdco and Merger Sub. The Parties agree that the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company immediately upon the Closing.

(b)          Subsequent to the execution of the Merger Agreement and prior to the Closing, the Parties shall negotiate in good faith and use reasonable best efforts to enter into a shareholders’ agreement amongst themselves in their respective capacities as shareholders of Holdco that will take effect at the Closing, which shall include customary terms for transactions of a similar nature (the “Shareholders’ Agreement”).

(c)          Each Party shall, in connection with the execution of the Merger Agreement, (i) enter into a rollover agreement in customary form pursuant to which such Party will contribute at the Closing all Target Ordinary Shares owned by her/him/it and her/his/its affiliated investment vehicles (if any) to Holdco, and (ii) deliver a funding commitment letter in customary form, pursuant to which, such Party will fund, at the Closing, cash to Holdco in an amount to be agreed upon by the Parties.

(d)          The relative ownership of Holdco by the Parties shall be based on their relative capital contributions to Holdco, whether in cash or in the form of Rollover Shares (with the Target Ordinary Shares contributed by the Parties being valued at the same per share consideration as provided in the Merger Agreement) or a combination of both, except as otherwise agreed to by all of the Parties in writing.

Section 1.02         Additional Consortium Members(a)          . The Parties may together agree to admit one or more additional members (the “Additional Members”) of the Consortium which will provide equity capital and/or debt financing to the Consortium for the consummation of the Transaction. Any additional member admitted to the Consortium shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule B herein (the “Adherence Agreement”) and upon such member’s execution of the Adherence Agreement, such additional member shall become an Additional Member for the purposes of this Agreement.

Article II

Participation in Transaction; Advisors; Approvals

Section 2.01         Transaction Process.

(a)          The Parties shall: (a) undertake due diligence with respect to the Target and its business as each Party deems necessary; (b) engage in discussions with the Target regarding the Proposal; and (c) negotiate in good faith (i) any amendments to the terms of the Proposal, if applicable, and (ii) the terms of the Documentation (including the terms of any other agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties), in each case, which terms must be acceptable to each Party in their respective discretion.

(b)          Each Party shall use her/his/its reasonable best efforts to execute a customary confidentiality agreement reasonably required by the Target for the purposes of gaining access to information with respect to the Target in connection with the Transaction.

Section 2.02         Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, (b) participating in meetings and negotiations with potential debt financing sources, if any, (c) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (d) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and her/his/its Affiliates for inclusion in the Documentation, (e) providing timely responses to requests by another Party for information, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet her/his/its obligations under this Agreement, and (g) consulting with each other and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 7.01. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). The Parties agree and confirm that none of the Parties shall provide any information in breach of any of her/his/its obligations or fiduciary duties to the Target.

Section 2.03         Appointment of Advisors.

(a)          All joint Advisors, and the scope and other terms of such Advisors’ engagement, to Holdco and/or the Parties in connection with the Proposal and the Transaction shall be satisfactory to each Party.

(b)          If a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, such Party may retain other Advisors to advise it; provided, however, that such Party shall (i) provide prior notice to the other Parties of such retention and (ii) be solely responsible for the fees and expenses of such separate Advisors unless otherwise agreed to in advance by the other Parties in writing.

Article III

Transaction Costs

Section 3.01         Expenses and Fee Sharing.

(a)          Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the costs and expenses associated with (i) the negotiation, delivery and execution of this Agreement and the other Documentation, (ii) the retention by the Consortium of a financial due diligence advisor, (iii) any actions taken in accordance with the terms of the Documentation, including regulatory filings made or to be made pursuant to the Merger Agreement, and (iv) the retention of Advisors by the Parties or the Consortium (other than fees, expenses and disbursement of any separate Advisors retained by a Party pursuant to Section 2.03(b) unless otherwise agreed to in advance by the other Parties in writing).

(b)          Subject to the provisions of Section 4.01, if the Transaction is not consummated or this Agreement is terminated prior to the Closing of the Transaction (and Section 3.01(c) below does not apply), the Parties agree to share (allocated among the Parties in proportion to their committed equity contribution) the out-of-pocket costs and expenses incurred by or on behalf of the Consortium in connection with the Transaction, including any fees, expenses and disbursements payable to Advisors retained for or on behalf of the Consortium or the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Parties with respect to the Target, including any fees, expenses and disbursements payable to Advisors retained for such purposes (other than fees, expenses and disbursements of any separate Advisors retained by the Parties pursuant to Section 2.03(b) unless otherwise agreed to in advance by the Parties in writing).

(c)          If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then the breaching Party or Parties shall reimburse any non-breaching Party for all of her/his/its out-of-pocket costs and expenses incurred in connection with this Transaction, including any fees, expenses and disbursements of (i) Advisors retained by the Parties (including the fees, expenses and disbursements of any separate Advisors retained by a Party pursuant to Section 2.03(b)) and (ii) any due diligence advisors engaged by the Consortium in connection with the Transaction, if any, without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)          Each Party shall be entitled to receive, on a pro rata basis in accordance with her/his/its Respective Proportion, any termination or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, net of the expenses required to be borne by them pursuant to Section 3.01(b).

Article IV

Limitation of Liability

Section 4.01         Limitation of Liability. The obligations of each Party under this Agreement are several (and not joint or joint and several) and, except as set forth in Section 3.01(a), each Party’s obligation for fees and costs pursuant to Article III is capped at such Party’s Respective Proportion. If a Claim has arisen as a result of the fraud, willful misconduct or breach of this Agreement by a Party, then Liability for such Claim will rest solely with such Party.

Article V

Exclusivity

Section 5.01         Exclusivity Period. During the Exclusivity Period each Party:

(a)          shall and shall cause its respective Affiliates and Representatives to, work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Target; (ii) formulate any amendments to the terms of the Proposal, if applicable; (iii) prepare and submit to the Target the Merger Agreement; (iv) conduct negotiations, prepare and finalize the Documentation in the forms to be agreed by the Parties and (v) vote, or cause to be voted, at every shareholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b)          shall not, without the written consent of the other Parties, directly or indirectly, either alone or with or through any of such Party’s Affiliates or Representatives: (i) make a Competing Proposal or join with, or invite, any other person to be involved in the making of any Competing Proposal (including through any rollover investment therein); (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal; (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is directly inconsistent with the Transaction as contemplated under this Agreement; (v) acquire (other than pursuant to share incentive plans of the Target) or dispose of any Securities, or directly or indirectly (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of their respective Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that would have the effect of preventing, disabling or delaying the Party from performing her/his/its obligations under this Agreement; or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any other person regarding the matters described in Section 5.01(a) or (b);

(c)          shall immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by such Party or any of such Party’s Affiliates or Representatives) with all persons conducted heretofore with respect to a Competing Proposal; and

(d)          notify the other Parties promptly if such Party, such Party’s Affiliates or Representatives receives any approach or communication with respect to any Competing Proposal and shall promptly disclose to the other Parties the identity of any other persons involved and the nature and content of the approach or communication, and promptly provide copies of any such written Competing Proposal.

Article VI

Termination

Section 6.01         Failure to Agree; Mutual Termination; Termination After Execution of Documentation.

(a)          If the Parties, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, are unable to agree either (i) as between themselves upon the material terms of the Transaction or (ii) with the Special Committee on the material terms of a transaction which the Special Committee agrees to recommend to the public shareholders of the Target, then (A) a Party may cease her/his/its participation in the Transaction upon prior written notice to the other Parties; and (B) this Agreement shall terminate with respect to such withdrawing Party thereafter, following which the provisions of Section 6.02(a) will apply.

(b)          This Agreement shall terminate at any time upon the mutual written agreement of the Parties.

(c)          After the execution of the Merger Agreement, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (i) the date the Transaction is consummated, or (ii) the date that the Merger Agreement is validly terminated in accordance with its terms.

Section 6.02         Effect of Termination.

(a)          Upon termination of this Agreement with respect to a Party pursuant to Section 6.01(a), Article III (Transaction Costs), Article IV (Limitation of Liability), Article V (Exclusivity), Article VI (Termination), Section 7.02 (Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for her/his/its pro rata portion of any expenses for which such Party is obligated under Section 3.01(b) incurred prior to the termination of this Agreement with respect to such Party. The Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

(b)          Upon termination of this Agreement with respect to a Party pursuant to Section 6.01(b) or Section 6.01(c), Article III (Transaction Costs), Article IV (Limitation of Liability), Article VI (Termination), Section 7.02 (Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for her/his/its pro rata portion of any expenses for which such Party is obligated under Section 3.01(b) incurred prior to the termination of this Agreement with respect to such Party. The Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

Article VII

Announcements and Confidentiality

Section 7.01         Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange (but only as far as practicable and lawful after the form and terms of that disclosure have been provided to the other Parties and the other Parties have had a reasonable opportunity to comment on the form and terms of such disclosure, in each case, to the extent reasonably practicable).

Section 7.02         Confidentiality.

(a)          Except as permitted under Section 7.03, each Party shall not, and shall direct that her/his/its Representatives do not, without the prior written consent of the other Parties, disclose any Confidential Information received by such Party (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct her/his/its Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)          Subject to Section 7.02(c), the Recipient shall safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient’s hardware), destroy at the option of the Recipient, any Confidential Information contained in any material in the Recipient's or her/his/its Representatives’ possession or control.

(c)          Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 7.02(b) if the Confidential Information is required to be retained by such Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)          Each Party acknowledges that, in relation to Confidential Information received from the other Party, the obligations contained in Section 7.02(a) shall continue to apply for a period of twenty-four (24) months following termination of this Agreement unless otherwise agreed in writing.

Section 7.03         Permitted Disclosures. A Party may make disclosures (a) to those of her/his/its Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital) but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the SEC, the NYSE or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or her/his/its Representatives.

Article VIII

Notices

Section 8.01         Notices. Any notice, request, instruction or other document to be given hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:

If to Ms. Hong Li:

c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

If to Mr. Xingqiang Zhang:

c/o Country Style Cooking Restaurant Chain Co., Ltd., No. 19, Yushan South Road, Yubei District, Chongqing, the People’s Republic of China.

If to Sky Success Venture Holdings Limited:

c/o Sky Success Venture Holdings Limited, 13F, No. 609 Yunling East Road, Putuo District, Shanghai, People’s Republic of China
Attention: Mr. Zhiyun Peng

or to such other address or facsimile number or email address as such Party may hereafter specify for the purpose by notice to the other Party hereto. All such notices, requests and other communications, (a) if hand delivered, shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt; otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt; (b) if posted by mail, it shall be treated as delivered five (5) days after posting; (c) if transmitted by facsimile or email, shall be deemed received upon confirmation of delivery.

Article IX

Representations and Warranties

Section 9.01         Representations and Warranties. Each Party hereby represents and warrants (on behalf of such Party only) to other Parties that (a) such Party has the requisite power and authority or, in the case of Ms. Li or Mr. Zhang, the legal capacity and right to execute, deliver and perform this Agreement, (b) except in the case of Ms. Li or Mr. Zhang, the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary action on the part of such person and no additional proceedings are necessary to approve this Agreement, and (c) this Agreement has been duly executed and delivered by such Party and constitutes a valid and binding agreement enforceable against such Party in accordance with the terms hereof. Each Party further represents and warrants (on behalf of such Party only) to other Parties that (a) such Party's execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract or agreement to which such Party is a party or by which such Party is bound or office such Party holds; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of the properties or assets of such Party; or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets, and (b) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Party.

Section 9.02         Target Ordinary Shares. Each Party further represents and warrants (on behalf of such Party only) to other Parties that as of the date of this Agreement, (a) unless otherwise disclosed in Schedule A, such Party or her/his/its Affiliates hold (i) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to such Party’s or her/his/its Affiliate’s name on Schedule A hereto, and (ii) the other Securities set forth under the heading “Other Securities” next to such Party's or her/his/its Affiliate’s name on Schedule A hereto, in each case free and clear of any encumbrances or restrictions; (b) unless otherwise disclosed in Schedule A, such Party has the sole right to control the voting and disposition of the Target Ordinary Shares (if any) and any other Securities (if any) held by such Party or her/his/its Affiliates; and (c) such Party does not own, directly or indirectly, any Target Ordinary Shares or other Securities other than as set forth on Schedule A hereto. For purposes of this Section 9.02, “owns” means the relevant Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

Section 9.03         Separate Representations and Warranties. Each representation and warranty in Section 9.01 and Section 9.02 is a separate representation and warranty. The interpretation of any representation and warranty may not be restricted by reference to or inference from any other representation and warranty.

Section 9.04         Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and in reliance upon (among other things) the representations and warranties in Section 9.01 and Section 9.02 and have been induced by such Party to enter into this Agreement.

Article X

Miscellaneous

Section 10.01         Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 10.02         Further Assurances. Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 10.03         Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 10.04         Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.05         Language. The official text of this Agreement and any notices given or made hereunder shall be in English.

Section 10.06         Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior written consent of the other Parties; provided, however, a Party may assign her/his/its respective rights and obligations under this Agreement, in whole or in part, to any affiliated investment funds of the Party, any limited partners or investment vehicles of the Party or such funds (other than any portfolio companies of the Party or such funds) and, subject to the prior written consent of the other Parties (not to be unreasonably withheld or delayed), any other co-investors of the Party (as the case may be), but no such assignment shall relieve the Party from any of her/his/its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement, whether express or implied, is intended to or shall confer upon any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any rights, benefits, claims or remedies whatsoever under or by reason of this Agreement or any provision hereof.

Section 10.07         No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

Section 10.08         Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Party has executed at least one counterpart.

Section 10.09         Governing Law. This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of New York without regard to the conflicts of laws principles thereof (other than Section 5-1401 of the General Obligations Law and any successor provision thereto).

Section 10.10         Dispute Resolution.

(a)          Subject to Section 10.11, any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.10. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)          Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.10, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 10.10(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 10.11 in any way.

Section 10.11         Remedies. Without prejudice to the rights and remedies otherwise available to any Party, including the right to claim money damages for breach of any provision hereof, any Party may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement.

Article XI

Definitions and Interpretation

Section 11.01         Definitions. In this Agreement, unless the context requires otherwise: -

“ADSs” means the American Depositary Shares of the Target, each of which currently represents four Target Ordinary Shares.

“Advisors” means the legal, accounting, banking and other advisors and/or consultants of the Consortium, Holdco, the Parties and/or a Party, as the case may be, appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Agreement” means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Arbitrator” has the meaning given in Section 10.10.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Claim” means a claim against any one or more of the Parties arising from or relating to the Transaction in respect of which a Party is, or is sought to be, made liable to pay any sum of money to any person other than a Party (or any of their respective Affiliates), whether on a joint and several basis or on any other basis.

“Closing” means the consummation of the Transaction.

“Competing Proposal” means a proposal, offer or invitation to the Target, any Party or any of a Party’s Affiliates (other than the Proposal), that involves the acquisition of Control of the Target, a sale of all or a substantial part of the assets of the Target, a restructuring or recapitalization of the Target, or some other transaction that would adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Party and (b) the terms of, and any negotiations or discussions relating to, the Proposal.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person or company whether through the ownership of voting securities, contract or otherwise.

“Discloser” has the meaning given in Section 7.02(a).

“Documentation” means the documentation required to implement the Transaction, including the Proposal, the Merger Agreement, the Shareholders’ Agreement, debt financing documents, if any, filings with the SEC and other governmental agencies, and ancillary documentation, in each case, in the form to be agreed by the Parties.

“Exchange Act” has the meaning given in the recitals.

“Exclusivity Period” means the period beginning on the date hereof and ending on the first to occur of (a) the date twelve (12) months after the date hereof and (b) the mutually agreed termination of this Agreement pursuant to Section 6.01(b).

“HKIAC” has the meaning given in Section 10.10.

“Holdco” has the meaning given in the recitals.

“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any binding arbitration proceedings or the agreed settlement of the Claim.

“Merger” has the meaning given in the recitals.

“Merger Agreement” has the meaning given in the recitals.

“Merger Consideration” has the meaning given in the recitals.

“Merger Sub” has the meaning given in the recitals.

“NYSE” has the meaning given in the recitals.

“Parties” has the meaning given in the preamble.

“Proposal” has the meaning given in the recitals.

“Recipient” has the meaning given in Section 7.02(a).

“Representative” of a Party means such Party’s officers, managers, directors, general partners, employees, outside counsel, accountants, consultants, financial advisors, or potential sources of equity or debt financing (and their respective counsel).

“Respective Proportion” means, with respect to a Party, the proportion that such Party’s (and her/his/its Affiliates) planned equity participation in Holdco bears to the aggregate amount of all of the Parties’ (and their respective Affiliates) planned equity participation in Holdco.

“Rollover Shares” has the meaning given in the recitals.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means (a) any ADSs, (b) any shares in the Target, and (c) any warrants, options and any other securities which are convertible into or exercisable for ADSs or shares in the Target.

“Shareholders’ Agreement” has the meaning given in Section 1.01(b).

“Special Committee” means a special committee of independent, disinterested directors of the Target that has been established to be responsible for, among other matters, evaluating the Transaction and negotiating the terms of the Transaction with the Consortium.

“Surviving Company” has the meaning given in the recitals.

“Target” has the meaning given in the recitals.

“Target Ordinary Shares” means the issued and outstanding ordinary shares, par value US$0.001 per share, of the Target, including the ordinary shares represented by ADSs.

“Transaction” has the meaning given in the recitals.

“Transfer” has the meaning given in Section 5.01(b).

Section 11.02         Statutory Provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 11.03         Recitals and Schedules. References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Parties are references respectively to the Parties and their legal personal representatives, successors and permitted assigns.

Section 11.04         Meaning of References. In this Agreement, unless the context requires otherwise:

(a)          words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)          references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)          references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

(d)          any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e)          references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time;

(f)          references to “US$” are to the lawful currency of the United States of America, as at the date of this Agreement; and

(g)          references to “Target Ordinary Shares” shall include Target Ordinary Shares represented by ADSs.

Section 11.05         Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 11.06         Negotiation of the Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Hong Li

/s/ Hong Li

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Xingqiang Zhang

/s/ Xingqiang Zhang

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director

[Signature Page to Consortium Agreement]

Schedule A

Existing Share Ownership

	Target Ordinary Shares
	Ordinary Shares	Ordinary Shares represented by ADSs	Other Securities
Parties and their Affiliates
Hong Li	—	—	109,000	(3)
Regal Fair Holdings Limited(1)	44,522,148	—	—
Xingqiang Zhang	—	—	101,000	(4)
Regal Fair Holdings Limited	44,522,148	—	—
Sky Success Venture Holdings Limited	17,384,544	—	—
Zhiyun Peng(2)	—	—	40,000	(5)
JinJing Hong(2)	—	—	—
Zhiyong Hong(2)	—	—	—
Liping Deng(2)	—	—	—

_________________________

Notes:

(1) Regal Fair Holdings Limited is a British Virgin Islands company jointly owned by Ms. Hong Li and Mr. Xingqiang Zhang.

(2) Sky Success Venture Holdings Limited is a British Virgin Islands company jointly owned and controlled by Mr. Zhiyun Peng, Mr. Jinjing Hong, Mr. Zhiyong Hong and Mr. Liping Deng.

(3) 109,000 restricted shares held by Ms. Hong Li that have vested or will vest within 60 days of August 14, 2015. Ms. Hong Li and Mr. Xingqiang Zhang are wife and husband, and as such, each of them may be deemed to beneficially own ordinary shares held by the other person.

(4) 101,000 restricted shares held by Mr. Xingqiang Zhang that have vested or will vest within 60 days of August 14, 2015. Ms. Hong Li and Mr. Xingqiang Zhang are wife and husband, and as such, each of them may be deemed to beneficially own ordinary shares held by the other person.

(5) 40,000 restricted shares held by Mr. Zhiyun Peng that have vested or will vest within 60 days of August 14, 2015.

Schedule B

Adherence Agreement

THIS ADHERENCE AGREEMENT (this “Agreement”) is entered into on ____, 2015

BY:

[New Member], a [limited liability company] organized and existing under the laws of [•] with its registered address at [•]/[if the New Member is a natural person, [New Member], an individual with [Passport No.]] (the “New Member”).

RECITALS:

(A)         On August 24, 2015, the parties listed on Annex A to this Agreement (the “Existing Members”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to undertake an acquisition transaction (the “Transaction”) with respect to Country Style Cooking Restaurant Chain Co., Ltd. (the “Target”), a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”), pursuant to which the Target would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended.

(B)         Additional members may be admitted to the Consortium pursuant to Section 1.02 of the Consortium Agreement.

(C)         The New Member now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction

(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	Undertakings

(a)	Assumption of obligations

The New Member undertakes to each other Party to this Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and the Existing Members agree that where there is a reference to a “Party” it shall be deemed to include a reference to the New Member and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the New Member as if the New Member had been a Party under the Consortium Agreement at the date of execution thereof.

3.          Representations And Warranties

(a)          The New Member represents and warrants to each of the other Parties as follows:

(1)         Status

[It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in preamble 1 of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.]/[If the New Member is a natural person, he/she has the legal capacity and right to execute, deliver and perform this Agreement,]

(2)         Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the New Member has been duly authorized by all necessary action on behalf of the New Member.[Not applicable if the New Member is a natural person.]

(3)         Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the New Member and constitutes the legal, valid and binding obligation of the New Member, enforceable against it in accordance with the terms hereof.

(4)         Ownership

As of the date of this Agreement, (i) the New Member holds (A) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to its name on Schedule A hereto (specifying the number held as ordinary shares and in the form of ADSs), free and clear of any encumbrances or restrictions, and (B) the other Securities set forth under the heading “Other Securities” next to its name on Schedule A hereto, in each case free and clear of any encumbrances or restrictions; (ii) the New Member has the sole right to control the voting and disposition of such Target Ordinary Shares (if any) and any other Securities (if any) held by it; and (iii) none of the New Member and its Affiliates owns, directly or indirectly, any Target Ordinary Shares or other Securities, other than as set forth on Schedule A hereto.

(5)         Reliance

Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) and have been induced by them to enter into this Agreement.

4.          Notice

Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, facsimile, overnight courier or electronic mail, to the address, facsimile number or electronic mail address provided under the Consortium Agreement, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications, (a) if hand delivered, shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt; otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt; (b) if posted by mail, it shall be treated as delivered five (5) days after posting; (c) if transmitted by facsimile or electronic mail, shall be deemed received upon confirmation of delivery.

5.          Governing Law

This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of New York without regard to the conflicts of laws principles thereof (other than Section 5-1401 of the General Obligations Law and any successor provision thereto).

6.          Dispute Resolution.

(a)          Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.1. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)          Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 6, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 6(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6(a) in any way.

7.          Specific Performance.

Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the New Member has caused this Agreement to be duly executed by its respective authorized officers as of the day and year first above written.

[New Member’s Name]

By:
Name:
Position:

Notice details

Address:
Email:
Facsimile:

ANNEX A (ADHERENCE AGREEMENT)

EXISTING MEMBERS

Hong Li

Xingqiang Zhang

Sky Success Venture Holdings Limited

Schedule A (ADHERENCE AGREEMENT)

SHARES HELD OF RECORD

	Shares Held Record		Other
New Member	Ordinary Shares	ADSs	Securities
[New Member’s Name]

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